Exhibit 99.1
Dole plc Reports Second Quarter 2025 Financial Results
DUBLIN – August 11, 2025 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") today released its financial results for the three and six months ended June 30, 2025.
Highlights for the three months ended June 30, 2025:
•Very strong performance for the second quarter, with growth across all Continuing Operations1 segments
•Revenue of $2.4 billion, an increase of 14.3% (an increase of 12.1% on a like-for-like basis2)
•Net Income decreased to $18.0 million, primarily due to a loss in the Fresh Vegetables division
•Adjusted EBITDA3 of $137.1 million, an increase of 9.3% (an increase of 7.2% on a like-for-like basis)
•Adjusted Net Income3 increased 13.0% to $53.2 million and Adjusted Diluted EPS3 increased 12.2% to $0.55
•Post quarter end, successfully completed sale of Fresh Vegetables division to Arable Capital Partners for approximately $140.0 million
Financial Highlights - Unaudited

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

	(U.S. Dollars in millions, except per share amounts)
Revenue	2,428	2,124	4,528	4,245
Income from Continuing Operations	52.9	56.0	97.1	127.5
Net Income	18.0	88.1	62.1	153.5
Net Income attributable to Dole plc	10.0	80.1	48.9	150.3
Diluted EPS from Continuing Operations	0.46	0.50	0.87	1.30
Diluted EPS	0.10	0.84	0.51	1.57
Adjusted EBITDA[2]	137.1	125.4	241.9	235.5
Adjusted Net Income[2]	53.2	47.0	86.2	87.6
Adjusted Diluted EPS[2]	0.55	0.49	0.90	0.92
Commenting on the results, Carl McCann, Executive Chairman, said:
“We are very pleased to report a strong result for the second quarter of 2025. Group revenue increased 14.3% and Adjusted EBITDA increased 9.3% compared to the prior year, with good growth across all of our Continuing Operations.
Post quarter end, we completed the sale of the Fresh Vegetables Division to Arable Capital Partners. The completion of this sale represents an important strategic milestone for the Group and will enable us to further concentrate our efforts and investments on our core business activities.
For the current financial year, although the macroeconomic environment remains complex, we are pleased to announce an upward revision of our guidance and are now targeting full year Adjusted EBITDA in the range of $380.0 million to $390.0 million.”
1 Fresh Vegetables results are reported separately as discontinued operations, net of income taxes, in our condensed consolidated statements of operations, its assets and liabilities are separately presented in our condensed consolidated balance sheets, and its cash flows are presented separately in our condensed consolidated statements of cash flows for all periods presented. Unless otherwise noted, our discussion of our results included herein, outlook and all supplementary tables, including non-GAAP financial measures, are presented on a continuing operations basis.
2 Like-for-like basis refers to the measure excluding the impact of foreign currency translation movements and acquisitions and divestitures. Refer to the Appendix and "Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results" for further detail on these impacts and the calculation of like-for-like basis variances.
3 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). See full GAAP financial results in the appendix. Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share, Net Debt, Net Leverage and Free Cash Flow from Continuing Operations are non-GAAP financial measures. Refer to the appendix of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP financial measures.

Group Results - Second Quarter
Revenue increased 14.3%, or $304.3 million, primarily due to positive operational performance across all segments and a favorable impact from foreign currency translation of $57.2 million, offset partially by a net negative impact from acquisitions and divestitures of $9.6 million. On a like-for-like basis, revenue increased 12.1%, or $256.7 million.
Net Income decreased 79.6%, or $70.1 million, to $18.0 million. This decrease was due to a loss of $35.0 million in discontinued operations (Fresh Vegetables) compared to income of $32.0 million in the prior year primarily due to an incremental non-cash held for sale fair value loss of $50.7 million ($37.8 million, net of tax), which adjusted the carrying value of the Fresh Vegetables division to its estimated fair value. There was also a decrease of other income of $25.1 million, primarily related to unrealized foreign currency losses which are offset by gains in other comprehensive income. These decreases were partially offset by a higher gain on asset sales in the current year.
Adjusted EBITDA increased 9.3%, or $11.7 million, primarily due to positive operational performance across all segments and a favorable impact of foreign currency translation of $2.2 million. On a like-for-like basis, Adjusted EBITDA increased 7.2%, or $9.0 million.
Adjusted Net Income increased 13.0%, or $6.1 million, predominantly due to the increases in Adjusted EBITDA noted above and lower interest expense, partially offset by higher depreciation expense. Adjusted Diluted EPS for the three months ended June 30, 2025 was $0.55 compared to $0.49 in the prior year.
Selected Segmental Financial Information (Unaudited)

	Three Months Ended
	June 30, 2025		June 30, 2024

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$972,591	$72,756	$851,451	$70,619
Diversified Fresh Produce - EMEA	1,100,797	48,984	944,851	42,695
Diversified Fresh Produce - Americas & ROW	386,348	15,378	356,057	12,107
Intersegment	(31,309)	—	(28,268)	—
Total	$2,428,427	$137,118	$2,124,091	$125,421

	Six Months Ended
	June 30, 2025		June 30, 2024

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$1,850,736	$136,087	$1,675,680	$140,054
Diversified Fresh Produce - EMEA	1,992,884	76,644	1,798,449	68,654
Diversified Fresh Produce - Americas & ROW	749,761	29,209	832,939	26,812
Intersegment	(65,550)	—	(61,603)	—
Total	$4,527,831	$241,940	$4,245,465	$235,520
Fresh Fruit
Revenue increased 14.2%, or $121.1 million, primarily due to higher worldwide volumes of bananas and pineapples sold, as well as higher worldwide pricing of bananas, pineapples and plantains, partially offset by lower worldwide volumes of plantains sold.
Adjusted EBITDA increased 3.0%, or $2.1 million, primarily driven by an improved performance in pineapples on a worldwide basis as well as strong growth in banana volumes. These improvements were partially offset by higher fruit costs following Tropical Storm Sara that impacted Honduras in November 2024, as well as higher shipping costs due to an operational disruption for one of our vessels servicing the North American market that has since been resolved.

Diversified Fresh Produce – EMEA
Revenue increased 16.5%, or $155.9 million, primarily due to strong performance in the U.K., Spain, Scandinavia and the Netherlands, as well as a favorable impact from foreign currency translation of $57.7 million, as a result of the strengthening of the British pound, Swedish krona and Euro against the U.S. Dollar. These increases were partially offset by a net negative impact from acquisitions and divestitures of $9.6 million. On a like-for-like basis, revenue increased 11.4%, or $107.8 million.
Adjusted EBITDA increased 14.7%, or $6.3 million, primarily driven by increases in earnings in the U.K., Spain and the Netherlands, as well as a favorable impact from foreign currency translation of $2.5 million. These increases were partially offset by lower earnings in South Africa. On a like-for-like basis, Adjusted EBITDA increased 8.7%, or $3.7 million.
Diversified Fresh Produce – Americas & ROW
Revenue increased 8.5%, or $30.3 million, primarily due to revenue growth in most commodities sold in the North American market, primarily due to volume growth, as well as higher revenues in apples exported from South America.
Adjusted EBITDA increased 27.0%, or $3.3 million, primarily driven by strong performance in the southern hemisphere export business, particularly in apples and citrus, as well as continued good performance in the North American market in kiwis, citrus and avocados.
Capital Expenditures
Cash capital expenditures from continuing operations for the six months ended June 30, 2025 were $72.2 million, including the buyout of two vessel finance leases of $36.1 million that were already reflected within Net Debt as of December 31, 2024. Other expenditures included investments in warehouse and logistics assets, particularly in Northern Europe, vessel dry dockings, farming investments and ongoing investments in IT assets. Additions through finance leases from continuing operations were $14.2 million for the six months ended June 30, 2025.
Free Cash Flow from Continuing Operations and Net Debt
Free cash flow from continuing operations was an outflow of $132.6 million for the six months ended June 30, 2025. Free cash flow was primarily driven by normal seasonal impacts. There were outflows from receivables based on higher revenue and timing of collections. Net Debt and Net Leverage as of June 30, 2025 was $788.8 million and 2.0x, respectively.
Debt Refinancing
On May 1, 2025, we completed the refinancing of our corporate credit facilities. The new credit facilities consist of a $600.0 million multicurrency five-year Revolving Credit Facility (“RCF”), a $250.0 million five-year Term Loan A (“TLA”) and a $350.0 million seven-year Farm Credit term loan. These new credit facilities replace an existing RCF, TLA and a senior secured Term Loan B.

Sale of Fresh Vegetables

On August 5, 2025, we completed the sale of our Fresh Vegetables division to Arable Capital Partners for total consideration of $140.0 million, comprising $90.0 million in cash and a $50.0 million seller note as well as a $10.0 million potential earn-out. Dole is retaining its facilities in Huron, California and Yuma, Arizona.

Outlook for Fiscal Year 2025 (forward-looking statement)
We are pleased with our strong result for the second quarter of 2025, continuing our positive momentum and putting the Group in a good position to achieve our full year targets, in what continues to be a dynamic macroeconomic environment.
Short-term issues may persist, however we remain confident in the resilience of our diversified business model and the international fresh produce industry.

While forecasting in this dynamic environment remains complex, we are pleased to once more revise our guidance upward and are now targeting full year Adjusted EBITDA in the range of $380.0 million to $390.0 million.
For fiscal year 2025, we are maintaining our guidance for maintenance capital expenditure of approximately $100.0 million, broadly in line with our expected annual depreciation expense. We also anticipate some increased capital expenditure over the remainder of the year related to our reinvestments in Honduras following Tropical Storm Sara, albeit significantly supported by insurance proceeds.
We were pleased to announce the completion of the sale of the Fresh Vegetables Division on August 5, 2025. This was a key strategic priority for the Group and its completion provides us with enhanced strategic clarity as we look towards the future. We are focused on exploring a range of development opportunities through both internal and external investment, which we believe can further strengthen our business and drive growth for the years ahead.
Under the assumption that base rates will remain broadly stable for the remainder of 2025 and having factored in the benefit of the additional Fresh Vegetables sale proceeds, we now expect interest expense to be approximately $67.0 million.
Dividend
On August 8, 2025, the Board of Directors of Dole plc declared a cash dividend for the second quarter of 2025 of $0.085 per share, payable on October 6, 2025 to shareholders of record on September 15, 2025. A cash dividend of $0.085 per share was paid on July 7, 2025 for the first quarter of 2025.

About Dole plc
A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 85 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the second quarter 2025 financial results. The webcast can be accessed at www.doleplc.com/investor-relations or directly at
https://events.q4inc.com/attendee/960065724. The conference call can be accessed by registering at
https://registrations.events/direct/Q4I9343316.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
james.oregan@doleplc.com
+353 1 887 2794
Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Appendix
Condensed Consolidated Statements of Operations - Unaudited

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,428,427	$2,124,091	$4,527,831	$4,245,465
Cost of sales	(2,210,127)	(1,923,505)	(4,127,338)	(3,850,202)
Gross profit	218,300	200,586	400,493	395,263
Selling, marketing, general and administrative expenses	(124,308)	(116,604)	(242,720)	(235,554)
Gain on disposal of businesses	48	1,995	409	75,945
Gain (loss) on asset sales	9,323	(89)	13,124	328
Impairment of goodwill	—	—	—	(36,684)
Impairment and asset write-downs of property, plant and equipment	(144)	—	(182)	(1,277)
Operating income	103,219	85,888	171,124	198,021
Other (expense) income, net	(18,716)	6,377	(19,064)	13,999
Interest income	2,955	2,624	5,995	5,703
Interest expense	(17,516)	(18,788)	(34,698)	(36,736)
Income from continuing operations before income taxes and equity earnings	69,942	76,101	123,357	180,987
Income tax expense	(25,504)	(25,460)	(43,082)	(59,861)
Equity method earnings	8,501	5,406	16,793	6,408
Income from continuing operations	52,939	56,047	97,068	127,534
(Loss) income from discontinued operations, net of income taxes	(34,950)	32,018	(34,920)	25,967
Net income	17,989	88,065	62,148	153,501
Net income attributable to noncontrolling interests	(8,023)	(7,948)	(13,270)	(3,241)
Net income attributable to Dole plc	$9,966	$80,117	$48,878	$150,260

Income (loss) per share - basic:
Continuing operations	$0.47	$0.51	$0.88	$1.31
Discontinued operations	(0.37)	0.34	(0.37)	0.27
Net income per share attributable to Dole plc - basic	$0.10	$0.85	$0.51	$1.58

Income (loss) per share - diluted:
Continuing operations	$0.46	$0.50	$0.87	$1.30
Discontinued operations	(0.36)	0.34	(0.36)	0.27
Net income per share attributable to Dole plc - diluted	$0.10	$0.84	$0.51	$1.57

Weighted-average shares:
Basic	95,145	94,930	95,127	94,930
Diluted	95,850	95,340	95,763	95,285

Condensed Consolidated Statements of Cash Flows - Unaudited

	Six Months Ended
	June 30, 2025	June 30, 2024

Operating Activities	(U.S. Dollars in thousands)
Net income	$62,148	$153,501
Loss (income) from discontinued operations, net of taxes	34,920	(25,967)
Income from continuing operations	97,068	127,534
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities - continuing operations:
Depreciation and amortization	54,777	48,395
Impairment of goodwill	—	36,684
Impairment and asset write-downs of property, plant and equipment	182	1,277
Net gain on sale of assets	(13,124)	(328)
Net gain on sale of businesses	(409)	(75,945)
Net loss (gain) on financial instruments	26,036	(7,096)
Stock-based compensation expense	3,185	4,133
Equity method earnings	(16,793)	(6,408)
Noncash debt refinancing expenses	1,921	—
Amortization of debt discounts and debt issuance costs	2,654	4,780
Deferred tax benefit	(2,831)	(12,704)
Pension and other postretirement benefit plan expense	2,868	1,088
Dividends received from equity method investments	6,268	4,193
Gain on insurance proceeds	(3,869)	(527)
Other	(1,565)	417
Changes in operating assets and liabilities:
Receivables, net of allowances	(211,944)	(127,190)
Inventories	25,736	(3,772)
Prepaids, other current assets and other assets	(12,816)	(7,282)
Accounts payable, accrued liabilities and other liabilities	(17,790)	18,009
Net cash (used in) provided by operating activities - continuing operations	(60,446)	5,258
Investing activities
Sales of assets	10,076	1,898
Capital expenditures	(72,196)	(35,693)
Proceeds from sale of businesses, net of transaction costs	409	115,845
Insurance proceeds	18,971	527
Purchases of investments	(1)	(260)
Purchases of unconsolidated affiliates	(1,589)	(388)
Acquisitions, net of cash acquired	(1,882)	(685)
Other	(13)	(1,894)
Net cash (used in) provided by investing activities - continuing operations	(46,225)	79,350
Financing activities
Proceeds from borrowings and overdrafts	1,151,108	908,034
Repayments on borrowings and overdrafts and payment of debt refinancing fees	(1,002,113)	(1,021,795)
Dividends paid to shareholders	(15,934)	(15,189)
Dividends paid to noncontrolling interests	(7,962)	(19,445)
Payment of contingent consideration	(919)	(996)
Net cash provided by (used in) financing activities - continuing operations	124,180	(149,391)
Effect of foreign exchange rate changes on cash	18,859	(8,079)
Net cash (used in) provided by operating activities - discontinued operations	(23,870)	18,464
Net cash used in investing activities - discontinued operations	(4,850)	(1,720)
Cash (used in) provided by discontinued operations, net	(28,720)	16,744
Increase (decrease) in cash and cash equivalents	7,648	(56,118)
Cash and cash equivalents at beginning of period, including discontinued operations	331,719	277,005
Cash and cash equivalents at end of period, including discontinued operations	$339,367	$220,887
Supplemental cash flow information:
Income tax payments, net of refunds	$(53,567)	$(56,096)
Interest payments on borrowings	$(32,119)	$(33,832)

Condensed Consolidated Balance Sheets - Unaudited

	June 30, 2025	December 31, 2024

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$316,911	$330,017
Short-term investments	6,216	6,019
Trade receivables, net of allowances for credit losses of $21,313 and $19,493, respectively	657,055	473,511
Grower advance receivables, net of allowances for credit losses of $34,004 and $29,304, respectively	107,943	104,956
Other receivables, net of allowances for credit losses of $14,804 and $15,248, respectively	136,724	125,412
Inventories, net of allowances of $4,325 and $4,178, respectively	415,773	430,090
Prepaid expenses	69,717	66,136
Other current assets	16,662	15,111
Fresh Vegetables current assets held for sale	351,177	332,042
Other assets held for sale	2,491	1,419
Total current assets	2,080,669	1,884,713
Long-term investments	14,294	14,630
Investments in unconsolidated affiliates	138,128	129,322
Actively marketed property	45,391	45,778
Property, plant and equipment, net of accumulated depreciation of $573,635 and $498,895, respectively	1,099,285	1,082,056
Operating lease right-of-use assets	357,685	337,468
Goodwill	448,798	429,590
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $131,007 and $118,956, respectively	22,378	25,238
Other assets	116,538	108,804
Deferred tax assets, net	83,836	82,484
Total assets	$4,713,282	$4,446,363
LIABILITIES AND EQUITY
Accounts payable	$727,335	$648,586
Income taxes payable	47,052	42,753
Accrued liabilities	429,844	437,017
Bank overdrafts	25,404	11,443
Current portion of long-term debt, net	73,639	80,097
Current maturities of operating leases	68,144	62,896
Payroll and other tax	32,499	28,056
Contingent consideration	4,745	3,399
Pension and other postretirement benefits	18,116	18,491
Fresh Vegetables current liabilities held for sale	195,737	244,669
Dividends payable and other current liabilities	22,934	14,696
Total current liabilities	1,645,449	1,592,103
Long-term debt, net	998,876	866,075
Operating leases, less current maturities	293,669	280,836
Deferred tax liabilities, net	68,568	79,598
Income taxes payable, less current portion	—	6,210
Contingent consideration, less current portion	1,195	4,007
Pension and other postretirement benefits, less current portion	130,944	129,870
Other long-term liabilities	50,821	52,746
Total liabilities	$3,189,522	$3,011,445

Redeemable noncontrolling interests	35,398	35,554
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized; 95,163 and 95,041 shares outstanding as of June 30, 2025 and December 31, 2024, respectively	952	950
Additional paid-in capital	798,457	801,099
Retained earnings	690,355	657,430
Accumulated other comprehensive loss	(113,372)	(166,180)
Total equity attributable to Dole plc	1,376,392	1,293,299
Equity attributable to noncontrolling interests	111,970	106,065
Total equity	1,488,362	1,399,364
Total liabilities, redeemable noncontrolling interests and equity	$4,713,282	$4,446,363

Reconciliation from Net Income to Adjusted EBITDA - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$17,989	$88,065	$62,148	$153,501
Loss (income) from discontinued operations, net of income taxes	34,950	(32,018)	34,920	(25,967)
Income from continuing operations (Reported GAAP)	52,939	56,047	97,068	127,534
Income tax expense	25,504	25,460	43,082	59,861
Interest expense	17,516	18,788	34,698	36,736
Mark to market losses (gains)	17,153	(2,214)	23,069	(5,084)
(Gain) loss on asset sales	(8,737)	—	(11,178)	31
Gain on disposal of businesses	(48)	(1,995)	(409)	(75,945)
Impairment of goodwill	—	—	—	36,684
Asset write-downs, net of insurance proceeds	(3,617)	147	(3,617)	(1,699)
Other items[4,5]	3,190	(73)	3,284	(27)
Adjustments from equity method investments	3,061	2,946	(2,651)	4,460
Adjusted EBIT (Non-GAAP)	106,961	99,106	183,346	182,551
Depreciation	26,496	22,388	51,309	44,236
Amortization of intangible assets	1,737	1,886	3,468	4,159
Depreciation and amortization adjustments from equity method investments	1,924	2,041	3,817	4,574
Adjusted EBITDA (Non-GAAP)	$137,118	$125,421	$241,940	$235,520

4 For the three months ended June 30, 2025, other items is primarily comprised of $3.2 million of net debt refinancing expenses. For the three months ended June 30, 2024, other items is primarily comprised of various immaterial items.
5 For the six months ended June 30, 2025, other items is primarily comprised of $3.2 million of net debt refinancing expenses. For the six months ended June 30, 2024, other items is primarily comprised of various immaterial items.

Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item. Refer to the following pages for supplementary reconciliations on these items.

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income attributable to Dole plc (Reported GAAP)	$9,966	$80,117	$48,878	$150,260
Loss (income) from discontinued operations, net of income taxes	34,950	(32,018)	34,920	(25,967)
Income from continuing operations attributable to Dole plc	44,916	48,099	83,798	124,293
Adjustments:
Amortization of intangible assets	1,737	1,886	3,468	4,159
Mark to market losses (gains)	17,153	(2,214)	23,069	(5,084)
(Gain) loss on asset sales	(8,737)	—	(11,178)	31
Gain on disposal of businesses	(48)	(1,995)	(409)	(75,945)
Impairment of goodwill	—	—	—	36,684
Asset write-downs, net of insurance proceeds	(3,617)	147	(3,617)	(1,699)
Other items[6,7]	3,190	(73)	3,284	(27)
Adjustments from equity method investments	12	720	(7,432)	1,251
Income tax on items above and discrete tax items	(190)	788	(2,131)	15,107
NCI impact of items above	(1,260)	(326)	(2,620)	(11,187)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$53,156	$47,032	$86,232	$87,583

Adjusted earnings per share – basic (Non-GAAP)	$0.56	$0.50	$0.91	$0.92
Adjusted earnings per share – diluted (Non-GAAP)	$0.55	$0.49	$0.90	$0.92
Weighted average shares outstanding – basic	95,145	94,930	95,127	94,930
Weighted average shares outstanding – diluted	95,850	95,340	95,763	95,285

6 For the three months ended June 30, 2025, other items is primarily comprised of $3.2 million of net debt refinancing expenses. For the three months ended June 30, 2024, other items is primarily comprised of various immaterial items.
7 For the six months ended June 30, 2025, other items is primarily comprised of $3.2 million of net debt refinancing expenses. For the six months ended June 30, 2024, other items is primarily comprised of various immaterial items.

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended June 30, 2025 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating items[8]	Operating Income
Reported (GAAP)	$2,428,427	(2,210,127)	218,300	9.0%	(124,308)	9,227	$103,219
Loss (income) from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		1,737	—	1,737
Mark to market losses (gains)	—	2,057	2,057		—	—	2,057
(Gain) loss on asset sales	—	—	—		—	(8,737)	(8,737)
Gain on disposal of businesses	—	—	—		—	(48)	(48)
Asset write-downs, net of insurance proceeds	—	(3,617)	(3,617)		—	—	(3,617)
Other items	—	—	—		8	—	8
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,428,427	(2,211,687)	216,740	8.9%	(122,563)	442	$94,619

	Three Months Ended June 30, 2024 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating items[9]	Operating Income
Reported (GAAP)	$2,124,091	(1,923,505)	200,586	9.4%	(116,604)	1,906	$85,888
Loss (income) from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		1,886	—	1,886
Mark to market losses (gains)	—	—	—		—	—	—
(Gain) loss on asset sales	—	—	—		—	—	—
Gain on disposal of businesses	—	—	—		—	(1,995)	(1,995)
Impairment of goodwill	—	—	—		—	—	—
Asset write-downs, net of insurance proceeds	—	147	147		—	—	147
Other items	—	10	10		—	—	10
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,124,091	(1,923,348)	200,743	9.5%	(114,718)	(89)	$85,936
8 Other operating items for the three months ended June 30, 2025 is primarily comprised of a gain of asset sales of $9.3 million, offset partially by $0.1 million of asset write-downs and impairment charges on property, plant and equipment, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.
9 Other operating charges for the three months ended June 30, 2024 is primarily comprised of a gain on disposal of businesses of $2.0 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.

	Three Months Ended June 30, 2025 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	(Loss) income from discontinued operations, net of income taxes
Reported (GAAP)	$(18,716)	2,955	(17,516)	(25,504)	8,501	52,939	(34,950)
Loss (income) from discontinued operations, net of income taxes	—	—	—	—	—	—	34,950
Amortization of intangible assets	—	—	—	—	—	1,737	—
Mark to market losses (gains)	15,096	—	—	—	—	17,153	—
(Gain) loss on asset sales	—	—	—	—	—	(8,737)	—
Gain on disposal of businesses	—	—	—	—	—	(48)	—
Asset write-downs, net of insurance proceeds	—	—	—	—	—	(3,617)	—
Other items	3,182	—	—	—	—	3,190	—
Adjustments from equity method investments	—	—	—	—	12	12	—
Income tax on items above and discrete tax items	—	—	—	(949)	759	(190)	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$(438)	2,955	(17,516)	(26,453)	9,272	62,439	$—

	Three Months Ended June 30, 2024 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	(Loss) income from discontinued operations, net of income taxes
Reported (GAAP)	$6,377	2,624	(18,788)	(25,460)	5,406	56,047	32,018
Loss (income) from discontinued operations, net of income taxes	—	—	—	—	—	—	(32,018)
Amortization of intangible assets	—	—	—	—	—	1,886	—
Mark to market losses (gains)	(2,214)	—	—	—	—	(2,214)	—
(Gain) loss on asset sales	—	—	—	—	—	—	—
Gain on disposal of businesses	—	—	—	—	—	(1,995)	—
Impairment of goodwill	—	—	—	—	—	—	—
Asset write-downs, net of insurance proceeds	—	—	—	—	—	147	—
Other items	(83)	—	—	—	—	(73)	—
Adjustments from equity method investments	—	—	—	—	720	720	—
Income tax on items above and discrete tax items	—	—	—	888	(100)	788	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$4,080	2,624	(18,788)	(24,572)	6,026	55,306	$—

	Three Months Ended June 30, 2025 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$17,989	$(8,023)	$9,966	$0.10
Loss (income) from discontinued operations, net of income taxes	34,950	—	34,950
Amortization of intangible assets	1,737	—	1,737
Mark to market losses (gains)	17,153	—	17,153
(Gain) loss on asset sales	(8,737)	—	(8,737)
Gain on disposal of businesses	(48)	—	(48)
Asset write-downs, net of insurance proceeds	(3,617)	—	(3,617)
Other items	3,190	—	3,190
Adjustments from equity method investments	12	—	12
Income tax on items above and discrete tax items	(190)	—	(190)
NCI impact of items above	—	(1,260)	(1,260)
Adjusted (Non-GAAP)	$62,439	$(9,283)	$53,156	$0.55

Weighted average shares outstanding – diluted	95,850

	Three Months Ended June 30, 2024 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$88,065	$(7,948)	$80,117	$0.84
Loss (income) from discontinued operations, net of income taxes	(32,018)	—	(32,018)
Amortization of intangible assets	1,886	—	1,886
Mark to market losses (gains)	(2,214)	—	(2,214)
(Gain) loss on asset sales	—	—	—
Gain on disposal of businesses	(1,995)	—	(1,995)
Impairment of goodwill	—	—	—
Asset write-downs, net of insurance proceeds	147	—	147
Other items	(73)	—	(73)
Adjustments from equity method investments	720	—	720
Income tax on items above and discrete tax items	788	—	788
NCI impact of items above	—	(326)	(326)
Adjusted (Non-GAAP)	$55,306	$(8,274)	$47,032	$0.49

Weighted average shares outstanding – diluted	95,340

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Six Months Ended June 30, 2025 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating items[10]	Operating Income
Reported (GAAP)	$4,527,831	(4,127,338)	400,493	8.8%	(242,720)	13,351	$171,124
Loss (income) from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		3,468	—	3,468
Mark to market losses (gains)	—	2,257	2,257		—	—	2,257
(Gain) loss on asset sales	—	—	—		—	(11,178)	(11,178)
Gain on disposal of businesses	—	—	—		—	(409)	(409)
Asset write-downs, net of insurance proceeds	—	(3,617)	(3,617)		—	—	(3,617)
Other items	—	—	—		102	—	102
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$4,527,831	(4,128,698)	399,133	8.8%	(239,150)	1,764	$161,747

	Six Months Ended June 30, 2024 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating items[11]	Operating Income
Reported (GAAP)	$4,245,465	(3,850,202)	395,263	9.3%	(235,554)	38,312	$198,021
Loss (income) from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		4,159	—	4,159
Mark to market losses (gains)	—	(120)	(120)		—	—	(120)
(Gain) loss on asset sales	—	—	—		—	31	31
Gain on disposal of businesses	—	—	—		—	(75,945)	(75,945)
Impairment of goodwill	—	—	—		—	36,684	36,684
Asset write-downs, net of insurance proceeds	—	(1,699)	(1,699)		—	—	(1,699)
Other items	—	56	56		—	—	56
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$4,245,465	(3,851,965)	393,500	9.3%	(231,395)	(918)	$161,187
10 Other operating items for the six months ended June 30, 2025 is primarily comprised of a gain on disposal of businesses of $0.4 million and gain of asset sales of $13.1 million, offset partially by $0.1 million of asset write-downs and impairment charges on property, plant and equipment, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.
11 Other operating charges for the six months ended June 30, 2024 is primarily comprised of a gain on disposal of business of $75.9 million, offset by a goodwill impairment charge of $36.7 million and asset write-downs and impairment charges on property, plant and equipment of $1.3 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.

	Six Months Ended June 30, 2025 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	(Loss) income from discontinued operations, net of income taxes
Reported (GAAP)	$(19,064)	5,995	(34,698)	(43,082)	16,793	97,068	(34,920)
Loss (income) from discontinued operations, net of income taxes	—	—	—	—	—	—	34,920
Amortization of intangible assets	—	—	—	—	—	3,468	—
Mark to market losses (gains)	20,812	—	—	—	—	23,069	—
(Gain) loss on asset sales	—	—	—	—	—	(11,178)	—
Gain on disposal of businesses	—	—	—	—	—	(409)	—
Asset write-downs, net of insurance proceeds	—	—	—	—	—	(3,617)	—
Other items	3,182	—	—	—	—	3,284	—
Adjustments from equity method investments	—	—	—	—	(7,432)	(7,432)	—
Income tax on items above and discrete tax items	—	—	—	(2,818)	687	(2,131)	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$4,930	5,995	(34,698)	(45,900)	10,048	102,122	$—

	Six Months Ended June 30, 2024 (U.S. Dollars in thousands)
	Other (expense) income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	(Loss) income from discontinued operations, net of income taxes
Reported (GAAP)	$13,999	5,703	(36,736)	(59,861)	6,408	127,534	25,967
Loss (income) from discontinued operations, net of income taxes	—	—	—	—	—	—	(25,967)
Amortization of intangible assets	—	—	—	—	—	4,159	—
Mark to market losses (gains)	(4,964)	—	—	—	—	(5,084)	—
(Gain) loss on asset sales	—	—	—	—	—	31	—
Gain on disposal of businesses	—	—	—	—	—	(75,945)	—
Impairment of goodwill	—	—	—	—	—	36,684	—
Asset write-downs, net of insurance proceeds	—	—	—	—	—	(1,699)	—
Other items	(83)	—	—	—	—	(27)	—
Adjustments from equity method investments	—	—	—	—	1,251	1,251	—
Income tax on items above and discrete tax items	—	—	—	15,307	(200)	15,107	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$8,952	5,703	(36,736)	(44,554)	7,459	102,011	$—

	Six Months Ended June 30, 2025 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$62,148	$(13,270)	$48,878	$0.51
Loss (income) from discontinued operations, net of income taxes	34,920	—	34,920
Amortization of intangible assets	3,468	—	3,468
Mark to market losses (gains)	23,069	—	23,069
(Gain) loss on asset sales	(11,178)	—	(11,178)
Gain on disposal of businesses	(409)	—	(409)
Asset write-downs, net of insurance proceeds	(3,617)	—	(3,617)
Other items	3,284	—	3,284
Adjustments from equity method investments	(7,432)	—	(7,432)
Income tax on items above and discrete tax items	(2,131)	—	(2,131)
NCI impact of items above	—	(2,620)	(2,620)
Adjusted (Non-GAAP)	$102,122	$(15,890)	$86,232	$0.90

Weighted average shares outstanding – diluted	95,763

	Six Months Ended June 30, 2024 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$153,501	$(3,241)	$150,260	$1.57
Loss (income) from discontinued operations, net of income taxes	(25,967)	—	(25,967)
Amortization of intangible assets	4,159	—	4,159
Mark to market losses (gains)	(5,084)	—	(5,084)
(Gain) loss on asset sales	31	—	31
Gain on disposal of businesses	(75,945)	—	(75,945)
Impairment of goodwill	36,684	—	36,684
Asset write-downs, net of insurance proceeds	(1,699)	—	(1,699)
Other items	(27)	—	(27)
Adjustments from equity method investments	1,251	—	1,251
Income tax on items above and discrete tax items	15,107	—	15,107
NCI impact of items above	—	(11,187)	(11,187)
Adjusted (Non-GAAP)	$102,011	$(14,428)	$87,583	$0.92

Weighted average shares outstanding – diluted	95,285

Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results – Unaudited

	Revenue for the Three Months Ended
	June 30, 2024	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	June 30, 2025

	(U.S. Dollars in thousands)
Fresh Fruit	$851,451	$348	$—	$120,792	$972,591
Diversified Fresh Produce - EMEA	944,851	57,707	(9,558)	107,797	1,100,797
Diversified Fresh Produce - Americas & ROW	356,057	(882)	—	31,173	386,348
Intersegment	(28,268)	—	—	(3,041)	(31,309)
Total	$2,124,091	$57,173	$(9,558)	$256,721	$2,428,427

	Adjusted EBITDA for the Three Months Ended
	June 30, 2024	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	June 30, 2025

	(U.S. Dollars in thousands)
Fresh Fruit	$70,619	$(210)	$262	$2,085	$72,756
Diversified Fresh Produce - EMEA	42,695	2,544	11	3,734	48,984
Diversified Fresh Produce - Americas & ROW	12,107	(124)	180	3,215	15,378
Total	$125,421	$2,210	$453	$9,034	$137,118

	Revenue for the Six Months Ended
	June 30, 2024	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	June 30, 2025

	(U.S. Dollars in thousands)
Fresh Fruit	$1,675,680	$311	$—	$174,745	$1,850,736
Diversified Fresh Produce - EMEA	1,798,449	38,261	(20,046)	176,220	1,992,884
Diversified Fresh Produce - Americas & ROW	832,939	(2,413)	(79,307)	(1,458)	749,761
Intersegment	(61,603)	—	—	(3,947)	(65,550)
Total	$4,245,465	$36,159	$(99,353)	$345,560	$4,527,831

	Adjusted EBITDA for the Six Months Ended
	June 30, 2024	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	June 30, 2025

	(U.S. Dollars in thousands)
Fresh Fruit	$140,054	$(95)	$210	$(4,082)	$136,087
Diversified Fresh Produce - EMEA	68,654	1,799	6	6,185	76,644
Diversified Fresh Produce - Americas & ROW	26,812	(232)	(2,118)	4,747	29,209
Total	$235,520	$1,472	$(1,902)	$6,850	$241,940

Net Debt and Net Leverage Reconciliation – Unaudited
Net Debt is the primary measure used by management to analyze the Company’s capital structure. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. Net Leverage is calculated as total Net Debt divided by Last Twelve Months ("LTM") Adjusted EBITDA as of the period end. The calculation of Net Debt and Net Leverage as of June 30, 2025 is presented below. Net Debt as of June 30, 2025 was $788.8 million and Net Leverage was 2.0x.

	June 30, 2025	December 31, 2024

	(U.S. Dollars in thousands)
Cash and cash equivalents (Reported GAAP)	$316,911	$330,017
Debt (Reported GAAP):
Long-term debt, net	(998,876)	(866,075)
Current maturities	(73,639)	(80,097)
Bank overdrafts	(25,404)	(11,443)
Total debt, net	(1,097,919)	(957,615)
Add: Debt discounts and debt issuance costs (Reported GAAP)	(7,815)	(9,531)
Total gross debt	(1,105,734)	(967,146)
Net Debt (Non-GAAP)	$(788,823)	$(637,129)
LTM Adjusted EBITDA (Non-GAAP)	398,623	392,203
Net Leverage (Non-GAAP)	2.0x	1.6x

Last Twelve Months ("LTM") Adjusted EBITDA
FY'24 Adjusted EBITDA	392,203	392,203
Less: Q2'24 YTD Adjusted EBITDA	(235,520)
Plus: Q2'25 YTD Adjusted EBITDA	241,940
LTM Adjusted EBITDA	$398,623	$392,203

Free Cash Flow from Continuing Operations Reconciliation – Unaudited

	Six Months Ended
	June 30, 2025	June 30, 2024

	(U.S. Dollars in thousands)
Net cash provided by operating activities - continuing operations (Reported GAAP)	$(60,446)	$5,258
Less: Capital expenditures (Reported GAAP)[12]	(72,196)	(35,693)
Free cash flow from continuing operations (Non-GAAP)	$(132,642)	$(30,435)
12 Capital expenditures do not include amounts attributable to discontinued operations.

Non-GAAP Financial Measures
Dole plc’s results are determined in accordance with U.S. GAAP.
In addition to its results under U.S. GAAP, in this Press Release, we also present Dole plc’s Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, Free Cash Flow from Continuing Operations, Net Debt and Net Leverage, which are supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP (collectively, the "non-GAAP financial measures"). We present these non-GAAP financial measures, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows or any other measure prescribed by U.S. GAAP. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items or that any projections and estimates will be realized in their entirety or at all. In addition, adjustment items that are excluded from non-GAAP results can have a material impact on equivalent GAAP earnings, financial measures and cash flows.
Adjusted EBIT is calculated from GAAP net income by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (5) other items which are separately stated based on materiality, which during the three and six months ended June 30, 2025 and June 30, 2024, included adding impairment charges on goodwill, adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property or sales-type leases, adding restructuring charges and costs for legal matters not in the ordinary course of business, and adding debt refinancing expenses; and (6) the Company’s share of these items from equity method investments.
Adjusted EBITDA is calculated from GAAP net income by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding depreciation charges; (5) adding amortization charges on intangible assets; (6) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which during the three and six months ended June 30, 2025 and June 30, 2024, included adding impairment charges on goodwill, adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property or sales-type leases, adding restructuring charges and costs for legal matters not in the ordinary course of business, and adding debt refinancing expenses; and (8) the Company’s share of these items from equity method investments.
Last Twelve Months ("LTM") Adjusted EBITDA is calculated as Adjusted EBITDA, as defined above, for the last twelve months as of the period end, which for the six months ended June 30, 2025, is calculated as subtracting the Adjusted EBITDA for the six months ended June 30, 2024 from the Adjusted EBITDA for the year ended December 31, 2024 and then adding Adjusted EBITDA for the six months ended June 30, 2025. LTM Adjusted EBITDA for the year ended December 31, 2024 is the same as Adjusted EBITDA for the year ended December 31, 2024.
Adjusted Net Income is calculated from GAAP net income attributable to Dole plc by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding amortization charges on intangible assets; (3) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (4) other items which are separately stated based on materiality, which during the three and six months ended June 30, 2025 and June 30, 2024, included adding impairment charges on goodwill, adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property or sales-type leases, adding restructuring charges and costs for legal matters not in the ordinary course of business, and adding debt refinancing expenses; (5) the Company’s share of these items from equity method investments; (6) excluding the tax effect of these items and discrete tax adjustments; and (7) excluding the effect of these items attributable to non-controlling interests.
Adjusted Earnings per Share is calculated from Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Net Debt is a non-GAAP financial measure, calculated as GAAP cash and cash equivalents, less GAAP current and long-term debt. It also excludes GAAP unamortized debt discounts and debt issuance costs.
Net Leverage is a non-GAAP financial measure, calculated as Net Debt divided by LTM Adjusted EBITDA, both of which are defined above.
Free cash flow from continuing operations is calculated from GAAP net cash used in or provided by operating activities for continuing operations less GAAP capital expenditures.
Like-for-like basis refers to the U.S. GAAP measure or non-GAAP financial measure excluding the impact of foreign currency translation movements and acquisitions and divestitures. The impact of foreign currency translation represents an estimate of the effect of translating the results of operations denominated in a foreign currency to U.S. Dollar at prior year average rates, as compared to current year average rates.
Dole is not able to provide a reconciliation for projected FY'25 results without taking unreasonable efforts.